Exhibit 99.1

PTLE Announces 1-for-80 Share Consolidation

Hong Kong, Feb. 24, 2026 (GLOBE NEWSWIRE) -- PTL Limited (NASDAQ: PTLE) (“PTL” or the “Company”), announces the approval of the proposed 1-for-80 share consolidation of the Class A ordinary shares (“Class A Ordinary Shares”) and Class B ordinary shares (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of no par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 27, 2026, being the market effective date, the Class A Ordinary Shares will be trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “PTLE” but under a new CUSIP number of G7377S127. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

As of the date hereof, 491,237,500 Class A Ordinary Shares and 11,250,000 Class B Ordinary Shares are outstanding. Upon the effectiveness of the Share Consolidation, every 80 issued and outstanding Ordinary Shares of no par value each will automatically be consolidated into one issued and outstanding Ordinary Share of no par value each and 6,140,469 Class A Ordinary Shares and 140,625 Class B Ordinary Shares will be outstanding. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on February 11, 2026 and its shareholders on June 16, 2025.

About PTL Limited (NASDAQ: PTLE)

Headquartered in Hong Kong, we are an established bunkering facilitator providing marine fuel logistics services for vessel refueling, primarily container ships, bulk carriers, general cargo vessels, and chemical tankers. Targeting and serving the Asia Pacific market, we leverage our close relationships and partnership within our established network in the marine fuel logistic industry, including the upstream suppliers and downstream customers, to provide a one-stop solution for vessel refueling.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s annual report and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

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PTL Limited

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Email: info@petrolinkhk.com